United States securities and exchange commission logo





                              August 5, 2020

       Joshua R. Lamstein
       Co-Chairman
       Scopus BioPharma Inc.
       420 Lexington Avenue, Suite 300
       New York, NY 10170

                                                        Re: Scopus BioPharma
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 22, 2020
                                                            File No. 024-11228

       Dear Mr. Lamstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Cover page

   1. We note your disclosure highlighting that you have applied for a listing on the Nasdaq
                                                        Global Market. Please
tell us whether the offering is conditioned upon your obtaining this exchange listing and,
as applicable, revise to clarify if the offering is not so conditioned.
 Joshua R. Lamstein
FirstName  LastNameJoshua R. Lamstein
Scopus BioPharma   Inc.
Comapany
August     NameScopus BioPharma Inc.
       5, 2020
August
Page 2 5, 2020 Page 2
FirstName LastName
Summary
Overview, page 1

2. Please revise your statement that your lead development program is a "first-in-class"
         targeted immuno-oncology gene therapy. This statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval.
3. We note statements in the Summary and Business sections regarding the performance and efficacy of your product candidates. For example, we note statements that your STAT3 inhibitor silences the activity of the STAT3 gene, stimulates TLR9 receptors to activate the body's immune defense to recognize and kill cancer cells, has successfully reduced growth and metastasis of various pre-clinical tumor models, including melanoma, and colon and bladder cancers, as well as leukemia and lymphoma, and similar statements.
         Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Accordingly, please revise the Summary and Business sections to provide a clear basis for all performance claims, such as end points and objective data resulting from studies or models, so that you avoid any suggestion that your product candidate has demonstrated efficacy.
Use of Proceeds, page 33

4. We note your disclosure that you intend to use approximately $1.6 million of the net proceeds of this offering for the clinical and/or pre-clinical development of your STAT3 inhibitor and MRI-1867 as well as your current and future additional research and development programs. Please disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of your programs.
MRI-1867, page 45

5. We note your revisions in response to prior comment 3 and reissue since the language still appears in the Business section. We note your disclosure that NIH researchers demonstrated that MRI-1867 has an acceptable safety profile. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators.
         You may state that your product candidates are well tolerated if true. Please revise this statement accordingly.
Proprietary CBD-mediated, Opioid-sparing Anesthetics , page 46

6. We note your revisions in response to prior comment 1 and reissue since the language still appears in the Business section. We note your disclosure that Dr. Binshtok has demonstrated in mice that CBD can be used as an alternative to capsaicin in combination with chloroprocaine, resulting in painless selective long-term pain relief without paralytic, autonomic or neurotoxic side effects. This statement implies efficacy, which is a determination solely within the authority of the FDA or similar foreign regulators. You
 Joshua R. Lamstein
Scopus BioPharma Inc.
August 5, 2020
Page 3
       may present objective data resulting from trials without concluding efficacy. Please revise this statement accordingly.
Intellectual Property Licenses, page 48

7. Please revise your summary of the City of Hope License Agreement to disclose all material terms, including, without limitation, the upfront license fee paid, the annual license maintenance fee to be paid, the term of the agreement, the royalty fee, the royalty term, and the termination provisions.
Certain Relationships and Related Party Transactions, page 66

8. Please file the MSA agreement with Kiliniwata Investments Pty, Ltd as an exhibit to the registration statement or tell us why you do not believe it is required. You may contact Julie Sherman at 202-551-3640 or Brian Cascio at
202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameJoshua R. Lamstein
                                                             Division of
Corporation Finance
Comapany NameScopus BioPharma Inc.
                                                             Office of Life
Sciences
August 5, 2020 Page 3
cc:       Mark J. Wishner, Esq.
FirstName LastName